1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092
1 800 667 - 2114

July 3, 2009

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	Rockwell Diamonds Inc.
Form 40-F for the Fiscal Year Ended February 29, 2008 filed on May 30, 2008
File No. 000-30588

Dear Mr. Hiller:

We acknowledge receipt of your letter (“Comment Letter”) dated February 26, 2009 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 40-F for the fiscal year ended February 29, 2008 filed with the Commission by Rockwell Diamonds Inc. on May 30, 2008.

Your comments are in italics to the left, our responses to the right.

	Comment	Response

1.
We note your executive officer certifications do not comply with General Instructions B(6)(a)(1) of Form 40-F, as it is missing the language specified for paragraphs 4 and 4(b), and does not include the appropriate language in paragraph 4(d). Please include revised certifications in an amendment to your filing.
An amended certificate in the exact form as set forth in Item B(6)(a)(1) will be filed on Form 40-F/A Amendment No. 1.

2.
Please tell us the origin of the Investing activities line item, “Mineral property acquisitions” for the nine months ended February 29, 2008. Generally acquisition costs are presented as cash outflows, rather than cash inflows, on a statement of cash flows.
The cash inflows shown on the Investing activities line “Mineral property acquisitions” relates to a recovery of historical acquisition costs for the Galputs mineral property during the period.

	Comment	Response

3.
Please explain to us the nature of the Financing activities line item, “Amounts paid pursuant to property acquisitions.” In addition, tell us why it is appropriately classified as a financing activity.

The Company previously acquired all of the shares and loans in Durnpike, a private South African company, in respect of and/or rights in the four alluvial diamond properties.

During the year, the Company repaid these loans owed pursuant to the property acquisitions. Accordingly these loan payments have been classified as financing cash outflows in the statement of cash flows.

4.
We note your disclosure in which you explain that you amortize acquisition costs of mineral properties over the estimated lives of the properties, based on the unit of production method. Please describe the units you are using to compute amortization/depletion expense under this method, and clarify any difference with your US GAAP accounting.

The Company calculates the depletion rate by dividing the acquisition cost by the estimated diamond carats reserves of each of the acquired properties.

The units of production used are the actual diamond carats produced during the period which is multiplied by the depletion rate and thereby computes the amortization/depletion expense for each of the properties.

Accordingly the method is consistent with US GAAP and results in no differences.

5.
You indicate in the exhibit index that the consent of your accountant, Davidson & Company LLP is located at Exhibit 99.10. However, it appears you have filed Davidson & Company LLP’s audit report on your financial statements and attestation report on your internal control over financial reporting at this location. Please comply with General Instruction D(9) of Form 40-F, and file a consent from your accountant for the inclusion of their reports in the filing.
The consent from our accountants has been inserted into the amended document.

We trust the foregoing will resolve your comments. If you require any further information, please feel free to contact the writer at 27-11-481-7250.

Yours truly,

ROCKWELL DIAMONDS INC

/s/ Desmond Morgan

Desmond Morgan
Chief Financial Officer